Exhibit (a)(21)

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding is entered into this 3rd day of November, 2011, by and between: (i) plaintiffs David Raul, Edward Heffernan, and Robert Provoncha (collectively “Plaintiffs”) individually and on behalf of all others similarly situated; and (ii) A.C. Moore Arts & Crafts, Inc. (“A.C. Moore” or the “Company”), Michael J. Joyce, Joseph F. Coradino, Neil A. McLachlan; Thomas S. Rittenhouse, Lori J. Schafer, and Joseph A. Jeffries (the “Individual Defendants”) and Nicole Crafts LLC (“Nicole”) and Sbar’s Acquisition Corp., (a subsidiary of Nicole) (“Merger Sub” and with Nicole, A.C. Moore, and the Individual Defendants collectively referred to as the “Defendants”), in three lawsuits, and a shareholder litigation demand initiated by Raul, by their respective undersigned counsel.

WHEREAS, on or about October 4, 2011, A.C. Moore and Nicole announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Sbar’s Acquisition Corp. will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of A.C. Moore common stock for $1.60 per share in cash and as soon as practicable after the consummation of the Offer and subject to the satisfaction of certain conditions set forth in the Merger Agreement, for Merger Sub to merge with and into A.C. Moore, with A.C. Moore surviving such Merger (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement [including, without limitation, the top-up option described therein) are collectively referred to herein as the “Transaction”];

WHEREAS, the Merger Agreement was approved by the Board of Directors (the “Board”) of A.C. Moore on October 3, 2011;

WHEREAS, on or about October 6, 2011, David Raul (“Raul”) sent a letter to A.C. Moore’s Board, alleging that the Board members had breached their fiduciary duties in connection with the Transaction and demanding that the Board take certain remedial action (the “Demand”);

WHEREAS, on or about October 11, 2011, Robert Provoncha (“Provoncha”) commenced a putative shareholder class action lawsuit in the Superior Court of New Jersey, Camden County, against the Defendants, captioned Provoncha v. A.C. Moore Arts & Crafts, Inc., et al., Case No. C-147-11 (the “Provoncha Case”);

WHEREAS, on or about October 12, 2011, the Board formed a special committee to consider the allegations contained in Raul’s October 6 letter;

WHEREAS, on or about October 18, 2011, A.C. Moore filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934;

WHEREAS, on or about October 26, 2011, Raul commenced a derivative complaint in the Court of Common Pleas of Philadelphia County, Pennsylvania (“the Court”)

against Defendants, captioned Raul v. Joyce, et al., October Term 2011, No. 3505 (the “Raul Case”);

WHEREAS, on or about October 31, 2011, Edward Heffernan (“Heffernan”) filed a derivative complaint in the Superior Court of New Jersey, Camden County against Defendants, captioned Heffernan v. Joyce, et. al., Case No. C-157-11 (the “Heffernan Case”)(the Raul Case, the Provoncha Case, and the Heffernan Case are collectively referred to as the “Actions”);

WHEREAS, the Actions allege that the Individual Defendants breached their fiduciary duties to the public shareholders of A.C. Moore by, among other things, agreeing to the Transaction at an allegedly inadequate price, under unfair terms, and without adequate disclosure;

WHEREAS, the Actions seek, among other things, a judgment preliminarily and permanently enjoining the Transaction from proceeding;

WHEREAS, on or about October 18, 2011, A.C. Moore filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934;

WHEREAS, on or about October 31, 2011, Raul and the Company agreed to a consensual production of hundreds of pages of non-public documents requested by the Plaintiff, and which included minutes of the meetings of the A.C. Moore Board of Directors and committees thereof, and a presentation to the Board by the financial advisors retained by the Board;

WHEREAS, on November 2, 2011, Raul filed a motion to preliminarily enjoin the Transaction in light of various alleged misrepresentations or omissions contained in the Recommendation Statement;

WHEREAS, commencing on or about November 1, 2011, Raul’s Counsel and counsel for the Company and its directors commenced extensive arms’ length negotiations concerning a possible settlement of the Action and Demand;

WHEREAS, it was agreed by Defendants that they would provide certain additional disclosures sought by Raul’s Counsel to the shareholders of A.C. Moore;

WHEREAS, each Defendant denies having committed or having attempted to commit any violation of law or breach of duty, including breach of any duty to A.C. Moore or its shareholders, having aided or abetted any violations of law or breaches of fiduciary duty, or otherwise having acted in any improper manner;

WHEREAS, although they believe that their claims have substantial merit, Plaintiffs’ Counsel believe, subject to confirmation in further discovery, that a settlement of the Actions and Demand on the terms reflected in this Memorandum of Understanding is fair, reasonable, adequate, and in the best interests of the public shareholders of A.C. Moore; and

WHEREAS, Defendants, to avoid the costs, disruption, and distraction of further litigation and without admitting the validity of any allegations made in the Actions and Demand or any liability with respect thereto or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law, have concluded that it is desirable that the claims against them be settled on the terms reflected in this Memorandum of Understanding.

NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Actions and the Demand (the “Settlement”) between and among Plaintiffs, on behalf of themselves and the Class (as defined below), and Defendants on the terms and subject to the conditions set forth below:

1. Defendants acknowledge that the pendency and prosecution of the Actions and the Demand, and the negotiations between Plaintiffs and Company and its directors, resulted in the decision to make additional disclosures to supplement the Schedule 14D-9 Solicitation/Recommendation Statement (the “Supplemental Disclosures”). The Supplemental Disclosures are reflected in the attached Form 14D-9 Amendment annexed hereto as Exhibit A. Plaintiffs’ Counsel believe, subject to confirmation in further discovery, that the Supplemental Disclosures will allow the shareholders of A.C. Moore to make a materially more informed decision as to the Offer. Neither Plaintiffs nor Plaintiffs’ Counsel shall seek additional disclosure as a condition to the Settlement. It is agreed that in consideration for the full and final settlement and release of all Released Claims (as defined below) by Plaintiffs, the Class and A.C. Moore as Derivative Plaintiff, and the dismissal with prejudice on the merits of this Action, A.C. Moore agrees to file the Supplemental Disclosures set forth in Exhibit A hereto within one (1) business day of the execution of this MOU, which disclosures will be filed on a Form 14D-9 Amendment to be filed by A.C. Moore with the SEC.

2. Plaintiffs and the Defendants agree to cooperate fully and to use their best efforts to effectuate the Settlement as outlined herein, to notify immediately the courts in which the Actions are pending of the execution of this Memorandum of Understanding, to present the Settlement to the Court for hearing and approval as soon as practicable, and to execute as soon as practicable but no later than 45 days after the date of this Memorandum of Understanding: (i) an appropriate Stipulation of Settlement (the “Stipulation”) of all claims asserted in the Actions and Demand and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Transaction, including but not limited to the negotiation and terms thereof; and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 5 and 7 herein). The Stipulation will also expressly provide, inter alia:

(a) for the conditional certification of the Raul Case, for settlement purposes only, as a class action pursuant to Pennsylvania Rules of Civil Procedure 1702, 1708, and 1709 of a mandatory non-opt out class consisting of all record holders and beneficial owners of the common stock of the Company (excluding Defendants, their immediate families, and affiliates) on any day during the period from October 4, 2011 (the date that the proposed Transaction was publicly announced) to and including the effective date of consummation of the Transaction, including the legal representatives, heirs, successors and successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the “Class”);

(b) that in the event the Settlement does not become final for any reason, the Defendants reserve the right to oppose certification of the Class in future proceedings;

(c) that this Settlement shall not be construed as an indicator of any weakness in any party’s litigation position, and all Defendants have denied, and continue to deny, that they have committed any violations of law or aided and abetted any such violations or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law, and that they entered into the Memorandum of Understanding and are entering into the Stipulation of Settlement solely because the proposed Settlement would eliminate the risk, cost, disruption, and distraction of further litigation, and would permit the Transaction to proceed without risk of injunctive or other relief;

(d) for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs, or any or all members of the Class ever had, now have, or may have, or otherwise could, can or might assert, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against each and all Defendants, and any of their respective families, present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns (collectively, “Released Persons”), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims arising under Section 14 of the Securities Exchange Act of 1934 or any claims that could be asserted derivatively on behalf of A.C. Moore), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the Transactions, the Actions, transactions, occurrences, statements, representations, misrepresentations, actions, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Actions or the Demand or the subject matter of the Actions or the Demand in any court, tribunal, forum or proceeding, including, without limitation, any and all claims that are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Transaction, (ii) any actions, deliberations or negotiations in connection with the Transaction, including the process of deliberation or negotiation by each of A.C. Moore or Nicole and any of their respective direct or indirect parents, subsidiaries or affiliates, and their respective officers, directors, partners, general partners, employees or advisors, (iii) the consideration to be received by Class members in connection with the Transaction, (iv) the Recommendation Statement, any amendment thereto, the Schedule TO or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Transaction, (v) the fiduciary obligations of the Released Persons in connection with the Transaction, (vi) the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions or the Demand, subject to paragraph 6 of this MOU, or (vii) any of the allegations in any letters, complaints or amendment(s) thereto filed or delivered in the Actions or the Demand (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce the terms of the Stipulation, the Settlement or statutory dissenters’ rights pursuant to Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended;

(e) that the release contemplated by the Settlement extends to claims that Plaintiffs, for themselves and on behalf of the Class, do not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into the release (“Unknown Claims”). The Plaintiffs, and each member of the Class shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of Unknown Claims. The Plaintiffs, for themselves and on behalf of the Class, shall be deemed to relinquish, to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR

In addition, the Plaintiffs, for themselves and on behalf of the Class, also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Class, acknowledge that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this settlement release, but that it is Plaintiffs’ intention, for themselves and on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and, subject to paragraph 6 below, without regard to the subsequent discovery or existence of such additional or different facts;

(f) that Defendants similarly release all claims against Plaintiffs and their Counsel arising out of or relating to the institution, prosecution, and resolution of the Actions and the Demand;

(g) that the failure of the Court to approve a request for attorneys’ fees and expenses in whole or in part shall have no effect on the Settlement set forth in the Stipulation; and

(h) that the Memorandum of Understanding and the Stipulation of Settlement will be without prejudice to the rights of A.C. Moore shareholders to exercise dissenters rights pursuant to Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended.

3. Pending final court approval of this Settlement in the Raul Case (meaning that the Court has entered an order approving the Settlement and dismissing the Raul Case upon the terms set forth in Paragraph 2 herein, and that such order and dismissal have been finally affirmed on appeal or are no longer subject to appeal (or further appeal) by lapse of time or otherwise), Plaintiffs and Plaintiffs’ Counsel will not file any motion for a preliminary injunction or other interim equitable relief relating to the Transaction. All proceedings in the Actions shall be stayed except as provided in this Memorandum of Understanding (including, but not limited to, confirmatory discovery), and the Board need not respond to the Demand caused to be sent by David Raul. The parties also agree that, execution of the Stipulation of Settlement will serve as a withdrawal of the Demand. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any preliminary, interim or final relief in favor any member of the Class in any other litigation which challenges the Transaction or this Settlement.

4. Provoncha and Heffernan agree to be bound by the terms set forth in the Memorandum of Understanding. Within two business days of final court approval of the Settlement in the Raul Case (as set forth in paragraph 3 herein), Provoncha and Raul shall take all necessary steps to effectuate a voluntary dismissal of the Provoncha Case and the Heffernan Case, with prejudice.

5. Notice to the class of the proposed Settlement, as approved by the Court, shall be provided and paid for by A.C. Moore.

6. The Settlement is subject to: (a) the completion by Raul’s Counsel of such further discovery as may be reasonably required to confirm the fairness, reasonableness, and adequacy of the Settlement and the disclosures relating to the Transaction, with the parties using their best efforts to complete any such reasonable confirmatory discovery within forty-five (45) days of the date hereof; (b) the drafting and execution of a definitive Stipulation of Settlement and related documentation and proposed orders of the Court necessary to effectuate the terms of the proposed Settlement; (c) preliminary approval by the Court in the Raul Case of the form and dissemination of a Notice of Settlement, which shall set forth the details of the Settlement to potential Class members; (d) final Court certification of the Class, approval of the Settlement, and dismissal of the Raul Case with prejudice and without awarding costs to any party except as determined in Paragraph 7; (e) the consummation of the Transaction, as set forth in the Merger Agreement; and (f) the voluntary dismissal with prejudice of the Provoncha Case and the

Heffernan Case, in accordance with the terms of this Memorandum of Understanding. This Memorandum of Understanding and any Stipulation of Settlement shall be null and void and of no force and effect should any of the conditions set forth herein not be met or should Raul’s Counsel determine in good faith, that based upon the discovery contemplated by this Memorandum of Understanding, the proposed Settlement is not fair, reasonable and adequate. In any such event, (i) this Memorandum of Understanding and any Stipulation of Settlement, and all negotiations, transactions, and proceedings connected with them, shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions and the parties to the Actions shall be restored to their respective positions as they existed prior to the execution of this Memorandum of Understanding, (ii) this Memorandum of Understanding and any Stipulation of Settlement shall not be deemed or construed as evidence or an admission by any party of any fact, matter, or thing, (iii) the Defendants shall not be obligated to pay the fees or expenses of the Plaintiffs or their counsel, as set forth in Paragraph 7 herein, (iv) the preliminary certification of the Class as provided for herein shall be vacated and of no further force and effect, and (v) neither the existence of this Memorandum of Understanding, nor the existence of any Stipulation of Settlement nor their contents shall be admissible in evidence nor shall they be referred to for any purpose in the Actions or in any other litigation or proceeding.

7. If, following completion of confirmatory discovery, Raul’s counsel do not believe that the Settlement is fair, reasonable and adequate for any reason, they shall so notify Defendants’ counsel as soon as reasonably practicable, and the Settlement and this Memorandum of Understanding shall be rendered null and void and the Actions shall be returned to their status prior to the execution of this Memorandum of Understanding.

8. Following the negotiation of the disclosures which are the basis for the Settlement and all other elements of this Memorandum of Understanding, the parties negotiated at arms’ length and in good faith the amount of attorneys’ fees, costs, and expenses to be paid to Raul’s Counsel by Defendants, subject to approval by the Court. The parties have agreed that A.C. Moore, its successor and/or its insurer will pay to Raul’s Counsel an amount not more than $250,000 as is approved by court order, in the aggregate for their services and disbursements in the Action and the Demand. Defendants agree to the fees, costs, and expenses amount as set forth in the preceding sentence and agree not to take any position contrary to the $250,000 being a fair and reasonable amount. Plaintiffs’ Counsel agree that the limitations set forth herein are fair and reasonable. Payment of the fees, costs, and expenses contemplated herein is subject to consummation of the Transaction, final Court approval of the Settlement and Raul’s Counsel’s joint and several obligations to refund or repay within ten (10) days any amounts paid (with accrued interest thereon) to A.C. Moore or its successor in interest and/or its insurers if, for any reason, the Settlement and/or the fee award is overturned or reduced. The approval of fees and expenses up to but not to exceed $250,000 or any other amount less than $250,000 shall be in the sole discretion of the Court, and shall not be a condition of the Settlement of the Actions or the entry of final Judgment therein. A.C. Moore, its successor in interest and/or its insurers shall pay fees and expenses in the amount up to $250,000 awarded and the manner directed by the Court ten (10) business days after the entry of an order by the Court awarding such fees. Raul’s Counsel has agreed to allocate a portion of any award of attorney’s fees, costs, and expenses with counsel for Provoncha and Heffernan, pursuant to their own agreement. Other than as expressly provided for herein, Defendants shall not be obligated to pay any attorneys fees, costs, or expenses relating to the Actions or the Demand to any other counsel, including but not limited to, counsel for Provoncha or Heffernan.

9. While retaining their right to deny liability, the Actions are being settled voluntarily by Defendants after consultation with competent legal counsel. The releases between the parties will include releases of all counsel in the Actions.

10. Nothing herein shall be construed as an admission of liability by any party, nor of any infirmity in any claims set forth in any action. All Defendants have denied, and continue to deny, that they have committed any violations of law or aided and abetted any such violations or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law.

11. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by facsimile or electronic signature, and as so executed shall constitute one agreement.

12. Each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so.

13. Plaintiffs and Plaintiffs’ Counsel represent and warrant that none of the claims or causes of action asserted in the Actions, including any settled claim, has been assigned, encumbered or in any manner transferred in whole or in part.

14. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to Pennsylvania’s conflict of law rules. Any and all actions arising out of or relating to this Memorandum of Understanding, its enforcement or interpretation shall be brought in the Court of Common Pleas for Philadelphia County, Pennsylvania and the parties agree not to contest jurisdiction or venue in that court.

15. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

16. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated: November 3, 2011

/s/ Donald J. Enright, Esq.
Donald J. Enright, Esq.
LEVI & KORSINSKY LLP
1101 30th Street, NE
Suite 115
Washington, DC 20007
ph: (202) 524-4290
fax: (202) 333-2121

Kenneth I. Trujillo, Esq.
TRUJILL RODRIGUEZ & RICHARDS, LLC
1717 Arch Street, Suite 3838
Philadelphia, PA 19103
ph: (215) 731-9004
fax: (215) 731-9044

Counsel for Plaintiff David Raul

Dated: November 3, 2011

/s/ Richard A. Maniskas, Esq.
Richard A. Maniskas, Esq.
RYAN & MANISKAS, LLP
995 Old Eagle School Rd., Suite 311
Wayne, PA 19087
ph: (484) 588-5516
fax: (484) 450-2582

Brian P. Murray, Esq.
MURRAY & FRANK LLP
275 Madison Avenue, 8th Floor
New York, NY 10016
ph: (212) 682-1818
fax: (212) 682-1892

Joseph J. DePalma, Esq.
LITE DEPALMA GREENBERG, LLC
Two Gateway Center, Suite 1201
Newark, NJ 07102
ph: (973) 623-3000
fax: (973) 623-0858

Counsel for Plaintiff Robert Provoncha

Dated: November 3, 2011

/s/ Evan J. Smith, Esq.
Evan J. Smith, Esq.
BRODSKY & SMITH, LLP
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
ph: 610.667.6200
fax: 610.667.9029

Willie Briscoe, Esq.
THE BRISCOE LAW FIRM, PLLC
8117 Preston Road, Suite 300
Dallas, TX 75225
ph: (214) 706-9314
fax: (214) 706-9315

Patrick Powers, Esq.
POWERS TAYLOR LLP
8150 N. Central Expressway, Suite 1575
Dallas, TX 75206
ph: (214) 239-4565
fax: (214) 550-2635

Counsel for Plaintiff Edward Heffernan

Dated: November 3, 2011	/s/ Ann B. Laupheimer, Esq.
Ann B. Laupheimer, Esq. (ID No. 41883)
Evan H. Lechtman, Esq. (ID No. 89845)
BLANK ROME LLP
One Logan Square
Philadelphia, PA 19103
ph: (215) 569-5758
Facsimile: (215) 832-5758
laupheimer@blankrome.com
lechtman@blankrome.com

Counsel for Defendants A.C. Moore Arts & Crafts, Inc., Michael J. Joyce, Joseph F. Coradino, Neil A. McLachlan, Thomas S. Rittenhouse, Lori, J. Schafer, and Joseph A. Jeffries

Dated: November 3, 2011

/s/ Thomas S. Richey, Esq.
Thomas S. Richey, Esq.
Nicole Jennings Wade, Esq.
BRYAN CAVE LLP
1201 West Peachtree Street, NW
Suite 1400
Atlanta Georgia 30309
ph: (404) 572-6600
fax: (404) 572-6999

Counsel for Defendants Nicole Crafts LLC and Sbar’s Acquisition Corporation

EXHIBIT A

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the last sentence at the end of the carryover paragraph on page 19 under the Section entitled “Background of the Transactions” between the words “In addition,” and “the”:

“for administrative ease and to assure consistency with A.C. Moore’s form of confidentiality agreement,”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as the second to last paragraph on page 19 under the Section entitled “Background of the Transactions”:

“Bidders A, B and C were not among those initially contacted by Janney as part of its solicitation process.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first full paragraph on page 20 under the Section entitled “Background of the Transactions”:

“Janney contacted 47 entities after January 28, 2011 to determine if the entity was interested in acquiring A.C. Moore. There was one additional investor that reached out to Janney after January 28, 2011. Of the 48 parties that Janney was in contact with after January 28, 2011, seven were strategic parties and 41 were financial sponsors.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the third full paragraph on page 20 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder C to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the last sentence at the end of the carryover paragraph on page 22 under the Section entitled “Background of the Transactions” between the words “A.C. Moore,” and “the”:

“based upon the fact that Bidder A was a recently-formed fund with no existing portfolio companies,”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the second to last sentence of the sixth full paragraph on page 22 under the Section entitled “Background of the Transactions”:

“In the intervening period, 10 parties informed Janney that they would not be submitting a non-binding indication of interest for the acquisition of 100% of A.C. Moore’s common stock.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the last paragraph on page 22 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder A to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the last paragraph on page 23 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder E to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph on page 24 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder D to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third sentence of the last paragraph on page 24 after the word “price” under the Section entitled “Background of the Transactions”:

“, including the amounts of various transaction and associated costs of A.C. Moore related to the proposed transaction, including but not limited to the D&O tail coverage, legal, financial, accounting and tax advisory services.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the last sentence at the end of the last paragraph on page 28 under the Section entitled “Background of the Transactions” between the words “The Special Committee,” and “authorized”:

“discussed Sbar’s revised proposed purchase price of $1.60, agreed to proceed on the basis of that proposed purchase price and”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the phrase “size and financial performance” in the last sentence at the end of the carryover paragraph on page 45 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Publicly Traded Companies Analysis” and replacing it with the following:

“products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph under the list of companies ending with “Tuesday Morning Corp.” on page 45 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Publicly Traded Companies Analysis”:

“Janney excluded certain companies that were deemed to be too dissimilar to A.C. Moore in more than one respect including the nature of their business, products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second to last sentence of the first full paragraph on page 45 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Publicly Traded Companies Analysis”:

“In determining the Implied Share Price Range for the “EV/LTM – Net Sales” and “EV/FY11E – Net Sales” analyses, Janney determined an implied enterprise value for A.C. Moore using the low/high reference, and then subtracted A.C. Moore’s estimated 9/30/2011 total debt and added A.C. Moore’s estimated 9/30/2011 cash and cash equivalents to determine an implied equity value. In determining the number of shares outstanding for purposes of calculating Implied Share Price Range of Common Stock, Janney assumed the vesting of all restricted stock units, stock options and stock appreciation rights.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second to last sentence of the first paragraph on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis”:

“Although none of the following target companies is identical to A.C. Moore, Janney selected these target companies because they had publicly available market data and were deemed to be similar to A.C. Moore in one or more respects including the nature of their business, products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by replacing the chart of selected transactions on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis” with the following chart:

($ in millions)				Enterprise Value /
Date Announced	Target	Acquirer	Enterprise Value	Net Sales	EBITDA
December 2010	Jo-Ann Stores, Inc.	Leonard Green & Partners, L.P.	$1,664.5	0.75x	7.4x
July 2010	Paperchase Products Ltd	Primary Capital Limited	31.0	0.29x	2.9x
August 2009	Charlotte Russe Holding Inc.	Advent International Corp.	380.0	0.37x	6.6x
June 2009	Tween Brands Inc.	Dress Barn Inc.	294.0	0.31x	6.9x
June 2009	Filene’s Basement Corp.	Sym’sCorp.	64.4	0.15x	NA
November 2007	Restoration Hardware, Inc.	Catterton Partners	306.1	0.42x	10.4x
November 2006	Golf Galaxy	Dick’s Sporting Goods Inc.	223.3	0.90x	12.3x
July 2006	PETCO Animal Supplies, Inc.	Private equity consortium	1,850.0	0.89x	8.5x
June 2006	Michaels Stores Inc.	Private equity consortium	5,372.0	1.46x	12.5x
January 2006	The Sports Authority, Inc.	Leonard Green & Partners, L.P.	1,388.6	0.55x	6.8x
November 2005	Linens’n Things, Inc.	Apollo Management, L.P.	1,301.0	0.49x	8.7x
October 2005	ShopKo Stores, Inc.	Sun Capital Partners, Inc.	1,167.6	0.40x	6.0x
September 2005	Party City Corporation	Private equity consortium	349.7	0.70x	13.6x
April 2005	Electronics Boutique Hldgs. Corp.	GameStop Corp.	1,165.0	0.59x	10.0x
April 2005	Brookstone Inc.	Private equity consortium	391.2	0.80x	8.3x

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph under the chart of selected transactions on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis”:

“Janney excluded certain transactions that were deemed to be dissimilar to Parent’s acquisition of A.C. Moore in more than one respect including the nature of their business, products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the last sentence of the third paragraph on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis”:

“In determining the Implied Share Price Range for the “EV/LTM – Net Sales” analyses, Janney determined an implied enterprise value for A.C. Moore using the low/high reference, and then subtracted A.C. Moore’s estimated 9/30/2011 total debt and added A.C. Moore’s estimated 9/30/2011 cash and cash equivalents to determine an implied equity value. In determining the number of shares outstanding for purposes of calculating Implied Share Price Range of Common Stock, Janney assumed the vesting of all restricted stock units, stock options and stock appreciation rights.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by replacing the chart of premiums of the offer price on page 47 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis” with the following chart:

	Mean	Median	Premiums Paid Percentages Range		Implied Share Price Range
Premiums Paid – 1 Day	41.5%	35.9%	0.1%	148.5%	$0.95	$2.36
Premiums Paid – 1 Week	46.0%	37.1%	3.7%	165.2%	$1.08	$2.76
Premiums Paid – 1 Month	50.2%	36.3%	2.6%	221.1%	$1.35	$4.24